## Contact

www.linkedin.com/in/
mehrdadarjmand (LinkedIn)

## Top Skills

Matlab
Molecular Dynamics
Phase field modeling

## Languages

English (Full Professional)
Spanish (Elementary)
Persian (Native or Bilingual)
French (Professional Working)

## Certifications

Entrepreneurship

## Honors-Awards

Travel Award

## Publications

First-principles Studies on the
Molecular Beam Epitaxy Growth of
GaAs1-xBix

Heteroepitaxial Growth Of Strained
Thin Film In Sub-micron Patterned
Substrates: An Elastoplastic Phase
Field Model

Control of surface induced phase
segregation in III-V semiconductor
heterostructures

Effects of confinements on
morphology of InxGa1xAs thin film
grown on sub-micron patterned
GaAs substrate: Elastoplastic phase
field model

Modeling the stiffness of polymer/
layered silicate nanocomposites:
More accurate predictions with
consideration of exfoliation ratio as a
function of filler content

# Mehrdad Arjmand

NovoMoto
Greater Chicago Area

## Summary

I am working at a for-profit social enterprise called NovoMoto.
NovoMoto provides clean electricity for off-grid rural communities in
sub-Saharan Africa with stand-alone solar-powered systems that are
cheaper, more efficient, and cleaner than the kerosene and diesel
currently being used in these communities. Here is a summary of my
accomplishments to date:

• Grew company from an idea to a 25 staff organization
• Attracting +$1m in awards, grants, and investments for NovoMoto
• Organizing the logistics and supply chain channels
• Spearheaded financial projections for NovoMoto's growth in the
Democratic Republic of Congo
• Supervising and training interns
• Supervised the development of NovoMoto's marketing material
• Represented NovoMoto in accelerator programs, business plan
competitions, conferences, and entrepreneurial events

Also, I am a proficient engineer with significant experience in
mathematical modeling of multiphysics phenomena. I received my
Ph.D. in Engineering Mechanics at UW-Madison and have over
five years of research experience in NSF-sponsored Materials
Research Science and Engineering Center. My Ph.D. research
focuses were on mathematical modeling of semiconductor thin films
and nanowires. I am interested in:

• Semiconductor: Research and Development, Design and
Simulation, Process.Engineering
• Renewable energy: Research and Development, Design and
Simulation
• Software Engineering: Software development
• Consulting Engineer: Analyst, Communicate with customers
• Financial institutions: Quantitative Associate, Mathematical
modeling

## Experience

NovoMoto
Co-Founder/CEO
November 2015 - Present (6 years 6 months)
Chicago, Illinois, United States

NovoMoto provides clean electricity for off-grid rural communities in sub-Saharan Africa. NovoMoto's stand-alone solar-powered systems are cheaper, more efficient, and cleaner than the kerosene and diesel currently used in these communities.

University of Wisconsin-Madison
Graduate Research Assistant
September 2011 - May 2017 (5 years 9 months)
Madison, Wisconsin Area

• Developed a thermodynamics and kinetics model using COMSOL to study advanced compound semiconductor materials with applications in solar cell, laser and sensor devices.
• Collaborated with scientists and engineers in an Interdisciplinary Research Group at MRSEC; the group employs growth (CVD, MBE) and characterization (TEM, SEM, AFM, XRD) techniques for advanced semiconductor materials.
• Collaborated with scientists and engineers in Computational Materials Group (CMG) – exposure to broad range of applications of computational/numerical analysis in materials science and mechanics.
• Developed code to solve high order non-linear partial differential equations to model non-equilibrium growth conditions.
• Responsible for software installation and testing on Linux-based clusters of CMG.
• Member of MRSEC executive committee, which plays leadership and advisory role in the center.

Seisco
Consulting Engineer
July 2010 - July 2011 (1 year 1 month)
Tehran, Iran

• Executed HVAC System design, including heating and cooling systems, piping plans, potable water system, sanitary sewer system, and gas network of industrial environments.

• Developed and delivered gas and oil piping plans and designed supporting pressure vessels and drums in industrial plants.
• Market research and feasibility study of application of nanotechnology in everyday life such as wearable products.

___

## Education

University of Wisconsin-Madison
Doctor of Philosophy (PhD), Engineering Mechanics · (2013 - 2016)

University of Wisconsin-Madison
Master's degree, Engineering Mechanics · (2011 - 2013)

K. N. Toosi University of Technology
Master's degree, Mechanical Engineering · (2008 - 2010)

International University of Imam Khomeini
Bachelor's degree, Mechanical Engineering · (2003 - 2008)